EXHIBIT 99.1

UMEWORLD LIMITED

INTERIM CONSOLIDATED BALANCE SHEETS

AS AT MARCH 31, 2016 AND SEPTEMBER 30, 2015

(Unaudited)

(All amounts in US Dollars)

	March 31,	September 30,
	2016	2015
CURRENT ASSETS	(Unaudited)	(Audited)
Cash and Cash Equivalents	$38,674	$351,058
Accounts Receivable	357	262
Deposit	9,225	9,357
Prepayment	28,526	30,842
TOTAL CURRENT ASSETS	76,782	391,519
NON-CURRENT ASSETS
Property, plant and equipment, net	8,398	10,874
Loan Receivables	0	0
Deferred Charges	389,050	423,380
TOTAL NON-CURRENT ASSETS	397,448	434,254
TOTAL ASSETS	474,230	825,773
CURRENT LIABILITIES
Accounts Payable and Accrued Liabilities	666,401	598,229
Unearned Revenue	388,964	394,724
TOTAL CURRENT LIABILITIES	1,055,365	992,953
NON-CURRENT LIABILITIES
Notes Payable	1,701,183	1,556,318
TOTAL LIABILITIES	2,756,548	2,549,271

STOCKHOLDERS' DEFICIENCY
Common Stock: $ 0.0001 par value, Authorized: 250,000,000 shares; Issued and outstanding September 30, 2015; March 31, 2016 - 89,036,000	8,904	8,904
Additional paid-in capital	25,288,247	25,213,365
Deficit	(27,788,697)	(27,147,910)
Accumulated Other Comprehensive Loss	(1,861)	(1,286)
Non-controlling Interest	211,089	230,429
TOTAL STOCKHOLDERS' EQUITY/ (DEFICIENCY)	(2,282,318)	(1,723,498)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY/DEFICIENCY	$474,230	$825,773

1

UMEWORLD LIMITED

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

FOR THE THREE MONTHS ENDED AND SIX MONTHS ENDED MARCH 31, 2016 AND 2015

(UNAUDITED)

(All amounts in US Dollars)

	3 months ended March 31, 2016	3 months ended March 31, 2015	6 months ended March 31, 2016	6 months ended March 31, 2015
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Subscription & Online Products	$0	$0	$0	$0
Total Revenues	$0	$0	$0	$0
General and Administrative Expenses	288,999	165,536	489,677	329,207
Depreciation	1,143	1,202	2,313	2,404
Stock-based compensation	69,052	101,694	74,882	121,678
Gain/(Loss) from Operations	(359,194)	(268,432)	(566,872)	(453,289)
OTHER INCOME
Other Income	0	0	0	0
Interest Income,	18	39	40	104
OTHER EXPENSES
Interest Expense, net	(32,548)	(28,202)	(66,151)	(56,346)
Gain/(Loss) before Income Taxes	(391,724)	(296,595)	(632,983)	(509,531)
Income Tax	-	-	-	-
Net Gain/(Loss)	(391,724)	(296,595)	(632,983)	(509,531)
Net Income/(Loss) attributable to Non-controlling interests	(3,896)	(3,905)	(7,804)	(7,811)
Net Gain/(Loss) attributable to UMeWorld Stockholders	(395,620)	(300,500)	(640,787)	(517,342)
Comprehensive Loss
Net Gain/(Loss)	(395,620)	(300,500)	(640,787)	(517,342)
Translation Adjustment	(653)	(516)	(719)	(1,426)
Comprehensive Gain/(Loss)	(396,273)	(301,016)	(641,506)	(518,768)
Less: Comprehensive Loss Attributable to Non-Controlling Interests	131	(103)	144	(285)
Comprehensive Gain/(Loss) Attributable to UMeWorld Stockholders	(396,142)	(301,119)	(641,362)	(519,053)
Per Share Data
Net Loss Per Share, basic and diluted	$(0.0044)	$(0.0034)	$(0.0072)	$(0.0058)
Weighted Average Number of Common Shares Outstanding	89,036,000	89,036,000	89,036,000	89,036,000

2

UMEWORLD LIMITED

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIENCY

AS OF MARCH 31, 2016 AND SEPTEMBER 30, 2015

(UNAUDITED)

(All amounts in US Dollars)

				Accumulated		Total
	Common Stock		Additional	Other Com-		AlphaRx Inc.	Non-
	Number of		Paid in	prehensive		Stockholders'	controlling	Total Gain/
	Shares	Amount	Capital	Loss	(Deficiency)	Deficiency	Interest	(Deficiency)
Balance as of September 30, 2014 (Audited)	89,036,000	$8,904	$24,727,453	$(2,980)	$(25,777,160)	$(1,043,783)	$187,380	$(856,403)
Warrants Issued			485,912			485,912		485,912
Foreign Currency Translation				1,694		1,694	424	2,118
Non-controlling interest							15,625	15,625
Net Gain/(Loss) for the period					(1,370,750)	(1,370,750)		(1,370,750)
Balance as of September 30, 2015 (Audited)	89,036,000	$8,904	$25,213,365	$(1,286)	$(27,147,910)	$(1,926,927)	$203,429	$(1,723,498)
Warrants Issued			74,882			74,882		74,882
Foreign Currency Translation				(575)		(575)	(144)	(719)
Non-controlling interest							7,804	7,804
Net Gain/(Loss) for the period					(640,787)	(640,787)		(640,787)
Balance as of March 31, 2016	89,036,000	$8,904	$25,288,247	$(1,861)	$(27,788,697)	$(2,493,407)	$211,089	$(2,282,318)

3

UMEWORLD LIMITED

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED AND SIX MONTHS ENDED MARCH 31, 2016 AND 2015

(UNAUDITED)

(All amounts in US Dollars)

	3 months ended March 31, 2016	3 months ended March 31, 2015	6 months ended March 31, 2016	6 months ended March 31, 2015
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net Gain/(Loss)	$(391,724)	$(296,594)	$(632,983)	$(509,531)
Noncash item:
Non-Controlling Interest	3,765	4,009	7,660	8,096
Adjustments to reconcile net income/(loss) to net cash used in operating activities:
Depreciation and amortization	1,143	1,202	2,313	2,404
Stock based compensation	69,052	101,694	74,882	121,678
Changes in assets and liabilities:
Decrease/(Increase) in Prepayment	(4,581)	4	2,316	(6)
Decrease/(Increase) in Deferred	11,418	12,534	34,330	26,115
Decrease/(Increase) in Accounts Receivable	(97)	(6)	(95)	44
Decrease/(Increase) in Loans Receivable	0	(1)	0	(1)
(Decrease)/Increase in Accounts Payable and Accrued Liabilities	42,252	11,862	68,172	42,175
(Decrease)/Increase in Accrued Interest on Notes Payable	32,230	(3,241)	80,520	8,602
Decrease/(Increase) in Deposit	(58)	346	132	520

NET CASH PROVIDED BY/USED IN OPERATING ACTIVITIES	(236,600)	(168,191)	(362,753)	(299,904)

CASH FLOWS FROM INVESTING ACTIVITIES
(Purchase) / Sold of Machinery and Equipment	0	0	0	0
NET CASH PROVIDED BY INVESTING ACTIVITIES	0	0	0	0

CASH FLOWS FROM FINANCING ACTIVITIES
Additional Paid-In Capital	0	19,984	0	0
Issuance / (cancellation) of Common Stock	0	0	0	0
Issuance (repayment) of Notes Payable, net	43,050	72,470	46,771	95,050
NET CASH PROVIDED BY FINANCING ACTIVITIES	43,050	92,454	46,771	95,050
Effect of exchange rate changes on cash and cash equivalents	60,084	(65,044)	3,598	(72,218)
NET (DECREASE)/INCREASE IN CASH	(133,466)	(140,781)	(312,384)	(277,072)

CASH, and cash equivalents, beginning of period	172,140	708,793	351,058	845,084

CASH, and cash equivalents, end of period	$38,674	$568,012	$38,674	$568,012

SUPPLEMENTARY INFORMATION
Taxes Paid	$0	$0	$0	$0
Interest Paid	$0	$0	$0	$0

4